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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

NEVADA CHEMICALS, INC.
(Name Of Subject Company (Issuer))

CALYPSO ACQUISITION CORP.
CYANCO HOLDING CORP.
OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share (CUSIP Number 64127C 10 7)

Todd E. Molz
Managing Director and General Counsel
Oaktree Capital Group Holdings GP, LLC
333 S. Grand Avenue, 28th Floor
Los Angeles, CA 90017
Telephone: (213) 830-6300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with a copy to:
Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$94,594,979.64	$3,733.50

*
Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was calculated by adding the sum of (1) the offer price of $13.37 per share of common stock multiplied by 7,067,172 shares of common stock, par value $0.001 per share ("Shares"), of Nevada Chemicals, Inc. ("Nevada Chemicals") outstanding as of September 19, 2008 and (2) the offer price of $13.37 minus $8.28, which is the weighted average exercise price of outstanding options to acquire Shares multiplied by 21,000, the number of outstanding options as of September 19, 2008.

**
The amount of the filing fee, calculated in accordance with Section 13(e) and Rule 0-11(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), equals $39.30 per million of the transaction valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.
  ☐
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Tender Offer Statement on Schedule TO is filed by OCM Principal Opportunities Fund IV, L.P., a Cayman Islands exempted limited partnership ("OCM"), Cyanco Holding Corp., a Delaware corporation ("Parent"), and an affiliate of OCM and Calypso Acquisition Corp., a Utah corporation ("Offeror") and an affiliate of OCM. This Schedule TO relates to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the "Shares") of Nevada Chemicals, Inc., a Utah corporation ("Nevada Chemicals"), for $13.37 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 2008 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the "Offer"). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated in this Schedule TO by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO.

        The Agreement and Plan of Merger, dated as of September 5, 2008, by and among Parent, Offeror and Nevada Chemicals (the "Merger Agreement"), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

Item 1.    Summary Term Sheet

        The information set forth in the Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information

        (a)   The subject company is Nevada Chemicals, Inc., a Utah corporation. Its principal executive office is located at 9149 South Monroe Plaza Way, Suite B, Sandy, Utah 84070 and its telephone number is (801) 984-0228.

        (b)   According to Nevada Chemicals, as of September 18, 2008, there were 7,067,172 Shares issued and outstanding.

        (c)   The Shares are traded on the NASDAQ National Market under the symbol "NCEM." The information set forth in Section 6—"Price Range of the Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

        (a), (b), (c) The information set forth in Section 9—"Information Concerning Offeror, Parent and OCM" of the Offer to Purchase and Annex I of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction

        (a)(1)(i)-(viii), (x), (xii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Terms of the Offer," "Acceptance for Payment and Payment for Shares," "Procedures for Accepting the Offer and Tendering Shares," "Withdrawal Rights," "Material U.S. Federal Income Tax Consequences," "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" and "Conditions of the Offer" is incorporated in this Schedule TO by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2)(i)-(v), (vii) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Material U.S. Federal Income Tax Consequences," "Background of the Offer; Past Contacts or Negotiations with Nevada Chemicals" and "Purpose of the Offer; The Transaction Documents; Dissenters' Rights; 'Going-Private' Transactions; Plans for Nevada Chemicals" is incorporated in this Schedule TO by reference.

        (a)(2)(vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Information Concerning Offeror, Parent and OCM," "Background of the Offer; Past Contacts or Negotiations with Nevada Chemicals" and "Purpose of the Offer; The Transaction Documents; Dissenters' Rights; 'Going-Private' Transactions; Plans for Nevada Chemicals" is incorporated in this Schedule TO by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

        (a), (c)(1), (c)(3-7) The information set forth in the Introduction and in the sections of the Offer to Purchase entitled "Background of the Offer; Past Contacts or Negotiations with Nevada Chemicals," "Purpose of the Offer; The Merger Agreement; Appraisal Rights; 'Going-Private' Transactions; Plans for Nevada Chemicals," "Dividends and Distributions" and "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (c)(2) None.

Item 7.    Source and Amount of Funds or Other Consideration

        (a)   The information set forth in the section of the Offer to Purchase entitled "Source and Amount of Funds" is incorporated in this Schedule TO by reference.

        (b), (d) Not applicable.

Item 8.    Interest in Securities of the Subject Company

        (a), (b) The information set forth sections of the Offer to Purchase entitled "Introduction," "Information Concerning Offeror, Parent and OCM," "Background of the Offer; Past Contacts or Negotiations with Nevada Chemicals" and "Purpose of the Offer; The Transaction Documents; Dissenters' Rights; 'Going-Private' Transactions; Plans for Nevada Chemicals" and in Schedule I to the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

        (a)   The information set forth in the Introduction and in the section of the Offer to Purchase entitled "Fees and Expenses" is incorporated in this Schedule TO by reference.

Item 10.    Financial Statements

        (a), (b) Not applicable.

Item 11.    Additional Information

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "Information Concerning Offeror, Parent and OCM" and "Purpose of the Offer; The Transaction Documents;

Dissenters' Rights; 'Going-Private' Transactions; Plans for Nevada Chemicals" is incorporated in this Schedule TO by reference.

        (a)(2), (a)(3) The information set forth in the sections of the Offer to Purchase entitled "Purpose of the Offer; The Merger Agreement; Appraisal Rights; 'Going-Private' Transactions; Plans for Nevada Chemicals," "Conditions of the Offer" and "Legal Matters; Required Regulatory Approvals" is incorporated in this Schedule TO by reference.

        (a)(4) The information set forth in the section of the Offer to Purchase entitled "Possible Effects of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations" is incorporated in this Schedule TO by reference.

        (a)(5) None.

        (b)   The information set forth in the Offer to Purchase is incorporated in this Schedule TO by reference.

Item 12.    Exhibits

(a)(1)(A)	Offer to Purchase, dated September 19, 2008.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Press Release issued by Calypso Acquisition Corp., dated as of September 19, 2008.*
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nevada Chemicals, Inc.*
(d)(2)	Nondisclosure Agreement, dated as of July 11, 2007, by and between OCM Principal Opportunities Fund IV, L.P. and Nevada Chemicals, Inc.*
(d)(3)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*
(d)(4)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and E. Bryan Bagley.*
(d)(5)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*
(d)(6)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and M. Garfield Cook.*
(d)(7)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*

(d)(8)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2008
OCM PRINCIPAL OPPORTUNITIES FUND IV, L.P.
	By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP, L.P.
	Its:	General Partner
	By:	OCM PRINCIPAL OPPORTUNITIES FUND IV GP LTD.
	Its:	General Partner
	By:	OAKTREE CAPITAL MANAGEMENT, L.P.
	Its:	Director

	By:	/s/ JORDON L. KRUSE
	Name:	Jordon L. Kruse
	Its:	Managing Director

CYANCO HOLDING CORP.

	By:	/s/ JORDON L. KRUSE
	Name:	Jordon L. Kruse
	Title:	President

CALYPSO ACQUISITION CORP.

	By:	/s/ JORDON L. KRUSE
	Name:	Jordon L. Kruse
	Title:	President

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated September 19, 2008.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Press Release issued by Calypso Acquisition Corp., dated as of September 19, 2008.*
(d)(1)	Agreement and Plan of Merger, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nevada Chemicals, Inc.*
(d)(2)	Nondisclosure Agreement, dated as of July 11, 2007, by and between OCM Principal Opportunities Fund IV, L.P. and Nevada Chemicals, Inc.*
(d)(3)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Dr. John T. Day.*
(d)(4)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and E. Bryan Bagley.*
(d)(5)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and BLA Irrevocable Investment Trust.*
(d)(6)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and M. Garfield Cook.*
(d)(7)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and James E. Solomon.*
(d)(8)	Support Agreement, dated as of September 5, 2008, by and among Calypso Acquisition Corp., Cyanco Holding Corp. and Nathan L. Wade.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
SIGNATURES
EXHIBIT INDEX